

October 1, 2013

Via E-Mail
Kerry Driscoll
Chief Executive Officer
VOIS, Inc.
3525 Del Mar Heights Road, Suite 802
San Diego, CA 92130

> **Re: VOIS, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 27, 2013**
> **File No. 000-33035**

Dear Mr. Driscoll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Change of Domicile

Plan of Merger, page 5

1.   Please disclose the reason for your name change to Mind Solutions, Inc.

2.   We note your discussion in the first paragraph on page 6 regarding the reason why you chose Nevada as your new domicile. Please balance your disclosure by discussing any disadvantages that may be imposed on independent shareholders resulting from the change in domicile.

Certain Provisions of Our Proposed Articles of Incorporation and Bylaws, page 9

3.   You disclose in the last sentence of the first paragraph that as a result of your change in domicile you will create a staggered board. Please include a material discussion of the

reasons for, and consequences of, such change, including how you will transition to a staggered board, new board terms and election procedures, and the disadvantages to independent shareholders.

4.   Please note that the information statement should disclose all material differences between the two bodies of law and between your governing documents before and after the change in domicile. Your discussion in this section of your document appears to discuss only the provisions in the articles and bylaws upon consummation of the change in domicile. Please significantly expand your disclosure to include a comparison of any material differences between the outstanding securities and the new securities, including a comparison of each state's corporate law as well as material provisions of the articles and bylaws. When revising your disclosure, include as part of your discussion any provisions in the new articles or bylaws that do not simply reflect the default result of Nevada statutes. For instance, you should discuss the effects of any election to include new provisions to the Nevada articles or bylaws that offer management greater flexibility or impose greater burdens on shareholders than the result the Nevada statute would impose absent the provisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Norman T. Reynolds, Esq.
       Norman T. Reynolds Law Firm, P.C.